Exhibit 99.3

TEXAS SUBLEASE AGREEMENT

This is an agreement to sublet real property according to the terms specified below. The sublessor agrees to sublet and the subtenant agrees to take the premises described below. Both parties agree to  keep, perform and fulfill the promises, conditions and agreements below:

1. The Sublessor is: _____Bolt Mining LLC___________________________ 2. The Subtenant is: ___Bit Brother New York Inc._____________________ 3. Landlord is Acme Commercial Properties LLC

4. The location of the premises is: _1968 N. Access Road, Clyde, TX 79510_

5. The primary term of this sublease is 47 months, beginning January 8th, 2023. The base rent is $1,800 per month plus NNN (property insurance plus property taxes) currently assessed by Landlord at $431.66, payable in advance on the __1st__ day of each month. The base rent shall be determined in accordance with Exhibit A and Exhibit B. The rent is payable to Acme Commercial Properties LLC_________________ at (address)

___________P.O. Box 6060 Abilene, TX 79608_______. Only wire or bank draft (ACH) will be accepted, and unless otherwise instructed should be sent to the below bank and account:

Bank Name: First Financial Bank

Bank Address: 6070 Poplar Ave, Suite 200 Memphis, TN 38119

ABA Routing Number: 111301122

Beneficiary Name: Acme Commercial Properties LLC

Account Number: 15110064191

Type of Account: Checking

Beneficiary Address: P.O. Box 6060, Abilene, TX 79608

6. The sublease agreement will terminate on the termination of the Lease, subject to extension and renewals options in Exhibit A and Exhibit B. Failure of Subtenant to surrender the leased premises at the expiration of the lease, or any renewal period thereof constitutes a holding over which shall be construed as a tenancy from month to month at a rental of 150% of rent per month.

7. All charges for utilities connected with premises which are to be paid by the sublessor under the master lease shall be paid by the subtenant for the term of this sublease.

7. Subtenant agrees to surrender and deliver to the landlord, the premises and all furniture and decorations within the premises in as good a condition as they were at the beginning of the term, reasonable wear and tear excepted. The subtenant will be liable to the landlord for any damages occurring to the premises.

8. This sublease agreement incorporates and is subject to the original lease agreement (“Original Lease”) between  the sublessor and Landlord a copy of which is attached hereto as Exhibit A and the original lease agreement amendment (“Lease Amendment”), a copy of which is attached hereto as Exhibit B and which is hereby referred to and incorporated as if it were set out here at length. The subtenant agrees to assume all of the obligations and responsibilities of the sublessor under the original lease for the duration of the sublease agreement.

9. In the event of any legal action concerning this sublease, the losing party shall pay to the prevailing party reasonable attorney’s fees and court costs to be fixed by the court wherein such judgment shall be entered.

10. Subtenant shall, at its expense, maintain a policy of comprehensive general liability insurance, issued by an insurance company or companies satisfactory to Lessor, such insurance to afford minimum protection of not less than One Million Dollars ($1,000,000.00) in respect to any one occurrence, and of not less than Two Million Dollars ($2,000,000.00) for property damage in any one occurrence.

11. Landlord represents and warrants to subtenant 1. that Landlord is the owner of the leased premises; 2. that Landlord has full right and authority to enter into this sublease; 3. that Landlord owns the leased premises free and clear of any liens, encumbrances or restrictions that could have a materially adverse effect of subtenant’s use of the leased premises; and 4. that there are no superior liens or encumbrances encumbering the leased premises (other than Landlord’s liens and rights) that could cause subtenant to be dispossessed of possession and use of the leased premises.

12. Landlord consents to the terms of this sublease and agrees to deal directly with subtenant on all matters related to the Lease or this sublease. Nothing in this paragraph 12 is intended to hinder or delay Landlord from enforcing its remedies against the sublessor for any default by sublessor or subtenant under this sublease or the Lease.

11. This lease constitutes the sole agreement between the parties, and no additions, deletions or  modifications may be accomplished without the written consent of both parties (ANY ORAL  REPRESENTATIONS MADE AT THE TIME OF EXECUTING THIS LEASE ARE NOT  LEGALLY VALID AND, THEREFORE, ARE NOT BINDING UPON EITHER PARTY).

13. The words “sublessor” and “subtenant” as used herein include the plural as well as the singular;  no regard for gender is intended by the language in this sublease.

14. If the subtenant is under 18 years of age, then his/her legal guardian or parent guarantees and  agrees to perform all of the terms, covenants and conditions of this sublease by affixing his signature below.

15. Each signatory to this sublease acknowledges receipt of an executed copy thereof.

16. This sublease is not binding upon either party unless approved by the Landlord as provided Landlord signature below.

17. The parties hereby bind themselves to this agreement by their signatures affixed below:

LANDLORD:

ACME COMMERCIAL PROPERTIES LLC

By:	/s/ Gordon Washington
Name:	Gordon Washington
Title:	VP Operations

SUBLESSOR:		SUBTENANT:

BOLT MINING, LLC		BIT BROTHER NEW YORK, INC

By	/s/ Sean Gallagher	By	/s/ Ralph Leslie Jones
Name:	Sean Gallagher	Name:	Ralph Leslie Jones
Title:	CFO	Title:	CEO

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